K E N N E T H I. D E N O S, P. C.
--------------------------------------------------------------------------------

                                                    11585 SOUTH STATE, SUITE 102
                                                              DRAPER, UTAH 84020
                                                                  (801) 816-2511
                                                             FAX: (801) 816-2599
                                                             KDENOS@DENOSLAW.COM

                                February 6, 2006

VIA FEDERAL EXPRESS
Mr. Jay Ingram
Mr. John Reynolds
U.S. SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W., Mail Stop 0511
Washington, D.C. 20549
Telephone (202) 942-2791
Facsimile (202) 942-9516

         RE:      CANCER THERAPEUTICS, INC.
                  REGISTRATION STATEMENT ON FORM SB-2
                  FILE NO. 333-119915
                  AMENDMENT FILED:  FEBRUARY 7, 2006

Dear Messrs. Ingram and Reynolds:

     This firm serves as counsel to Cancer Therapeutics, Inc. in connection with its submission of a registration statement with the Securities and Exchange Commission on Form SB-2. We acknowledge receipt of your comments to our initial filing on Form SB-2 dated January 31, 2006. We thank you for your input and this letter is intended to respond accordingly. Each paragraph number of this letter corresponds to your comments to us dated January 31, 2006, and we have attached two redlined copies and one clean copy, each such copy bound, of our amended registration statement on Form SB-2 for your timely review and comment as appropriate. We note to you that references to page numbers in the registration statement will be with respect to the redlined copies.

PROSPECTUS COVER PAGE
---------------------

     1.   COMMENT.  Please reconcile the offering  expenses in footnote two with
          Item 25 of Part II of the registration statement. Include expenses paid to date and to be paid from proceeds.

          RESPONSE: We have included the additional disclosure of offering expenses on the prospectus cover page.

BUSINESS
--------

     2. COMMENT. Your supplemental response to our prior comment 6 indicates that the company provided T-Cell therapy without FDA approval in reliance on Georgia Senate Bill 381. Please replace the disclosure that you removed regarding the company's administering of T-Cell therapy, provide the dates the company provided the therapy, and explain the potential legal ramifications of providing this therapy in the United States without FDA approval. It does not appear as though you were proceeding with research only as it relates to the T-Cell therapy. Explain how this is consistent with what activities the company is authorized to perform under its INDs.

          RESPONSE: Cancer Therapeutics has never provided T-Cell therapy without IND approval. Georgia state law does not make it possible for Cancer Therapeutics to operate without an IND. Cancer Therapeutics has always relied upon its IND approval for permission to provide the T-cell therapy. Cancer Therapeutics has never provided T-cell therapy that was not for research and the development of its product.

GOVERNMENT APPROVAL
-------------------

     3. COMMENT. In the tabular presentation, please define the reference to "proof of principle."

          RESPONSE: We have defined "proof of principle" on page 22.

     4. COMMENT. The table on page 20 indicates Phase II studies have been "completed and published," yet Phase II studies are given a timeline at the bottom of page 20. Please reconcile.

          RESPONSE:   We  have  expanded  our   explanation  of  "completed  and
          published" on page 22.


     5.   COMMENT. Clarify the estimated costs for Phase II, e.g., $2-4 million.

          RESPONSE:  We have clarified the estimated  costs in the table on page
          22.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS...
--------------------------------------------------

     6. COMMENT. Update the September 30, 2005 date to the latest practicable date.

          RESPONSE:  We have  updated our  disclosure  as  requested on page 28.

     7. COMMENT. It is unclear why you attribute 400,000 shares held of record by Healthcare Enterprises Group, Inc. to Mr. Denos in the table. Please clarify in footnote (7) or explain to us.

          RESPONSE: Mr. Denos was a member of the board of directors of Healthcare Enterprise Group. However, recently Mr. Denos has resigned from his position as a director. Therefore, we have modified his share ownership on pages 28 and 29.

PLAN OF DISTRIBUTION
--------------------

     8. COMMENT. Update the May 31, 2005 cash balance to the latest date practicable.

          RESPONSE:   We  have  updated  the  cash  balance  as  of  the  latest practicable date on page 30.

INTEREST OF NAMED EXPERTS AND COUNSEL
-------------------------------------

     9. COMMENT. We do not understand the statement concerning the 400,000 shares of common stock paid to Mr. Denos "which are part of the shares being offered hereby." Please fully elaborate.

          RESPONSE: We have made changes in compliance with this comment on page 31.

     10. COMMENT: Disclose the full amount of cash paid and to be paid to Mr. Denos in connection with this offering. Reconcile the disclosure with
          Item 25 of Part II.

          RESPONSE:  We have made this disclosure and reconciliation on page 31.

     11.  COMMENT: Confirm the correctness of the May 31, 2005 date.

          RESPONSE: The correct date is May 31, 2006, and we have made this change on page 32.

FINANCIAL STATEMENTS
--------------------

     12. COMMENT: Please update your financial statements as required by Item 310(g) of Regulation S-B and provide a current consent from the independent accountant.

          REPONSE: Please see our updated financials.

     We hope that our responses to your comments have been both timely and succinct. If you require any further information, please contact me at the number above via telephone or fax, or by e-mail at kdenos@denoslaw.com.


                                                   KENNETH I. DENOS P.C.

                                                   /s/ Kenneth I. Denos
                                                   --------------------------
                                                   Kenneth I. Denos


cc:   Robert Oldham, M.D.
      Michael Low
      Chene Gardner